

Mail Stop 3561

October 14, 2016

Via E-mail
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

> **Re:** **Landbay Inc**
> **Amended Registration Statement on Form S-1**
> **Filed October 6, 2016**
> **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2016 letter.

Risk Factors, page 5

1. We note your response to comment 1 and reissue the comment. Please provide risk factor disclosure addressing the inherent conflicts of interest with Mr. Xie managing companies that are engaged in the same business.

Directors, Executive Officers, Promoters and Control Persons, page 18

2. We note your response to comment 2 and reissue the comment. Please address the inherent conflicts of interest of running companies that are engaged in the same business and how your company will handle the conflicts.

3. We note your response to comment 3. Please disclose whether you intend to file a registration statement for Dewriver Inc.

<u>Exhibits and Financial Statement Schedules, page 19</u>

4. Please include a recently updated accountant's consent as Exhibit 23 to the next amendment of your Form S-1. See Item 601(b)(23) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining